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                                            Filed by United Parcel Service, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                           Subject Company: Fritz Companies, Inc
                                                    Commission File No.: 0-20548

On January 10, 2001, United Parcel Service, Inc., together with Lynn C. Fritz of Fritz Companies, Inc., held a conference call with the investment community. A transcript of the call is presented below.

                               UPS CONFERENCE CALL

                      ACQUISITION OF FRITZ COMPANIES, INC.

                  THE OPERATOR: Good day, everyone, and welcome to the United Parcel Service investor conference call. Today's conference is being recorded.

                  At this time I would like to turn the conference over to the Vice President of Investor Relations, Mr. Kurt Kuehn.

                    Please go ahead, sir.

                  MR. KUEHN: Thank you. And welcome everyone and thanks for joining us today on this busy afternoon.

                  We're very excited to have a good reason for this call. And that is to announce UPS's acquisition of Fritz Companies, one of the leaders in the freight forwarding business, and a great opportunity for UPS to extend its reach across the supply chain.

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                  But before we get into the specifics of the event, I have the distinct pleasure of being able to read a somewhat extended safe harbor language. So here goes, and hold with me.

                  Except for historical information contained herein, the statements made in this release constitutes forward_looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.

                  Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic direction, its prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises, and other statements relating to future events of financial performance.

                  Such forward-looking statements do involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdown, government regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuation in operating results, and other risks discussed in filing that UPS has made with the

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Securities & Exchange Commission, including it's annual report on Form 10_K for the fiscal year ended December 31st, 1999, which discussions are incorporated herein by reference.

                  So much for the hardest part of the conference call. Having accomplished that, I'd like to introduce the individuals with me today. Scott Davis, UPS's Chief Financial Officer. Joe Pyne, Senior VP and head of UPS's Corporate Development Group. David Abney UPS's new business unit manager. And with him a special guest, Lynn Fritz, the CEO of the Fritz Companies.

                  Joe will start off today reviewing UPS's broad growth strategies to set the stage for the acquisition and that we've talked about in the past. Then Scott will go into the details of the transaction. Dave will discuss the rationale for the business combination. And we'll finish with prepared remarks, at least with some conclusion remarks from Lynn. Then we'll be happy to take your questions.

                  By the way, if you weren't aware of this, today's remarks are available in a presentation form on the UPS IR website. We'll be generally following the pattern of those slides. Although, they're not necessary to understand the context of the discussions, but they will be there to give you some reference. Following those presentations, they're also available then in the next few weeks after the call is over.

                  Now I'll turn the program over to Joe to start off the overview.

                  MR. PYNE: Thanks, Kurt.


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                  I want to cover three areas with you in the next minute and a half or two minutes. Then we'll go back and hopefully have some questions to address any areas I didn't cover clear enough for you.

                  But the first area really is to talk about our plans for growth for UPS. And our mission is to enable global commerce through the flows of goods, information and funds enabling our customers to better enhance their business positions in a global basis.

                  I'll go over the strategies that we talked about with a lot of you over the last year and a half. Let's expand our leadership in the core business. As you know, we have the largest range of portfolio services that we offer to our customers in a global basis today. From the complete range of ground services, air services, international products.

                  We're going to continue our international expansion. We've talked about the growth we've had over the last three years and the opportunities for that growth going out into the future.

                  We'll talk about providing comprehensive logistics and financial solutions. These are two of the new areas that we've been focusing on over the last several years. And as most of you know from the research that's out there, these are areas that are going to have tremendous growth as customers look at their supply chains as new ways to reduce costs and get more competitive.

                  We're going to talk about leveraging technology and e-commerce advantages where we're recognized as the leader in e_commerce with the tools that we provide to our customers to enable them to improve their order cycles, better service for customers, improve

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their cash flows. And we're going to continue to make advances in that. One of the more recent ones was our e-return solutions for a lot of customers to save them time and better improve their service to customers.

                  The last thing we've been talking to you about is pursuing acquisitions and alliances. And that brings us to why we're here today to talk about the Fritz acquisition.

                  This acquisition is really going to plug into our strategy to meet the needs of our customers in the global supply chain.

                  The offering that we're about to make to customers is going to be much broader than it has been in the past. And the reason we're doing it is because customers are asking for it. It's not just our logistics customers, but it's been our core customers are asking us because of the strength of our brand, the integrity and the value that we bring to them and the technology that broaden the services we can offer them to meet their needs on a global basis. So this is really going to enhance the offering we can bring and the solutions we can provide to customers.

                  It's also going to strengthen our global brokerage presence, which is a growing business and which an area that Fritz is very strong in. So the total transportation offering that we can bring to customers is going to expand tremendously with the capabilities of Fritz in air, ground and ocean along with their brokerage capability.

                  One of the key areas, the third key area that we talked about is, why Fritz? We looked at a wide range of candidates. Found

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that Fritz is a good fit for us. We conducted thorough due diligence. And we're convinced that the two organizations together with the products and solutions we can bring to customers will truly enable us to move further and deeper into solving customers' problems for the supply chain on a global basis.

                  You could take a look at the offering we have now and offerings that our customers are enjoying would be our logistics services, our e-logistics offerings, our capital core offerings. And now we bring to the table a full range of products for ocean transportation, air transportation and ground transportation beyond the core products that we're already offering.

                  So we think this is a great opportunity for us and for our customers, for UPS employees and for Fritz employees to grow this business and provide solutions on a global basis.

                  Now, let me turn it over to Scott.

                  MR. DAVIS: Thanks, Joe.

                  Let me summarize the significant points of this transaction. This is a stock-for-stock merger with a fixed exchange ratio. We're using UPS Class B shares to effect this transaction, 0.200 of a share for each share of Fritz stock. That equates roughly to 7.4 million UPS shares worth approximately $450 million.

                  This transaction will be accounted for as a purchase. The transaction will be non-dilutive to UPS earnings per share in the first

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year as we integrate the Fritz operations into the UPS network. And we work toward using substantial synergies inherent with this acquisition.

                  In the second year, 2002, UPS expects to achieve modest EPS accretions from this transaction. We expect to close the transaction in the second quarter following a Hart Scott Rodino review and the approval of Fritz shareholders.

                  Lynn Fritz who controls 36 percent of Fritz's common stock has agreed to vote in favor of this transaction. This transaction will be tax free to Fritz shareholders.

                  Once this transaction closes, Fritz will be a wholly owned subsidiary of UPS and will become part of our corporate development group under Joe Pyne. David Abney will be the new business unit manager and will work closely with Lynn Fritz during the transition.

                  He'll now take you through the business overview and transaction rationale.

                  Dave.

                  MR. ABNEY: Thanks, Scott.

                  We're real excited about the prospects of adding the Fritz capabilities to UPS. Fritz Companies have a proven track record throughout the years of providing quality service.

                  Founded in 1933 and headquartered in San Francisco, with total annual revenues of $1.6 billion gross, $620 million net in fiscal year ending May 2000.


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                  They're one of the largest custom brokers and freight
forwarders in the world. They have a balanced global footprint, over 10,000 employees in 400 locations in over 120 countries.

                  They have nine million square feet of warehouse space. They have an attractive global IT capability, especially with the roll out of their global business systems with features such as Internet access, DBI capabilities, scalable systems and versatility.

                  Fritz has balanced revenues across key territories and services. Their revenues by region, 52 percent in the U.S.; 17 percent in Europe with special strength in the UK, Finland, the Netherlands, Germany and Italy. 16 percent in Asia with a focus in Hong Kong, China, Singapore and Taiwan. Nine percent in Canada. Six percent in Latin America.

                  Revenues are derived from a diversified portfolio of services. 30 percent of their revenues are from customs brokerage. 28 percent, air freight. 21 percent, ocean freight. And 21 percent materials management and distribution which is logistics services centered around transportation.

                  Fritz offers highly attractive brokerage and forwarder capabilities that we believe are both supportive and additive to UPS's core strength. They have a diverse and attractive customer base with many of those customers the very same customers that we have.

                  Global forwarding systems. They have a suite of applications including transportation management, customs management,


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financial management and customer service management. And they have industry expertise with many, many years of service.

                  Synergies will be created as we overlay Fritz's capabilities against UPS's core strength. An example of that is UPS management skills, process engineering, training and accountability. Our expertise in IT, our global IT infrastructure, the UPS purchasing power, sales force capabilities, status center consolidation.

                  Our financial strength, it speaks for itself. Our large base of customers, over 1.8 million customers. A global footprint with people and facilities over 200 countries and territories. And then our premiere brand.

                  Fritz's platform will provide significant expansion opportunities for the UPS network. We believe that Fritz will provide revenue synergies of 100 million in the first year and 500 in the third year.

                  We think that there are revenue opportunities for UPS directed from forwarding to UPS logistics and UPS small package delivery. Revenue opportunities flow to the forwarder from UPS funnelling business into brokerage and forwarding products.

                  Additional synergies with UPS capital, with products such as trade finance, letters of credit, air cargo, and increased business in the China lane.

                  We believe that Fritz will provide operating margin improvement, improved operating efficiencies. We're taking a look at consolidating offices, sales force and support staff. Increased utilization


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of excess capacity. Leveraging IT capabilities. The global IT infrastructure, people, resources, purchasing power. Integration of UPS's and Fritz's brokerage services. Customs clearance warehousing and on forwarding. These cost synergies should be over $20 million per year.

                  And the addition of Fritz Companies enables UPS to provide a broader portfolio to our customers, to accelerate and lead changes in the forwarding industry, gives UPS the ability to offer heavy freight capabilities for air and ocean, improves our ability to move information faster within the freight industry, and allows us the opportunity to introduce financial services, creates a platform for launching additional new products, and obtain a profitable growth.

                  I would like to at this time turn it over to Lynn Fritz.

                  MR. FRITZ: Thank you very, very much, David. And good afternoon everybody.

                  I think David probably very ably outlined the reason that I'm here and why this merger is taking place. We're very excited about it, not only for our shareholders, but cumulatively for our employees and our customers.

                  I feel the employees of Fritz and company who have been working with me and for me for many, many years, we take the best of what we have, the best of the culture we have, our commitment to customers, and feel that the (inaudible) of the UPS capital structure infrastructure, in general, disciplines and methods and process bode extremely well for creating the highest potential for our employees


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which, in turn, creates the highest deliverable for our clients. So I am very, very, very pleased to have organized towards this transaction.

                  Probably the analysts on the call realize there's been a very large consolidation going on in the international forwarding and logistics business. This will continue.

                  I think the key components or the reasons for this is to create scalability and leverage in addition to service offerings, to maintain, as Joe Pyne said, a real capability to support the entire supply chain.

                  Now it's an issue that is present as well as will be more and more demands of the future. And I do believe strongly that any organization that has the flexibility and the strength to maintain the resources, that's capital resources, human resources, infrastructure resources and can maintain them ably throughout the world will win the very large game.

                  It is for these reasons that I'm delighted to make this and join this announcement with the UPS Company. And with that I'd like to turn the program back to Kurt for questions and answers.

                  MR. KUEHN: Great. Thank you, Lynn. And we'll be ready now to take your questions as you keyed them up with the operator.

                  THE OPERATOR: Thank you, sir.

                  Today's question and answer session will be conducted electronically. At this time if you would like to register to ask a


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question, please press the star key followed by the digit 1 on your touch tone telephone. Once again, that's *1 to ask a question.

                  And we'll pause for just a moment to summon the question roster.

                  We'll take our first question from Scott Flower with Salomon Smith Barney.

                  Please go ahead.

                  MR. FLOWER: Thank you and good afternoon, gentlemen.

                  THE SPEAKER: Good afternoon, Scott.


                  MR. FLOWER: Hey, I just wondered if you might be able to -- just one quick clarifying question and then one I just wanted to follow up on a comment Joe Pyne made.

                  On the revenues synergies, I take it that those are gross revenues that you're talking about.

                  MR. DAVIS: Yes. This is Scott Davis. Those are gross revenues I'm talking about.

                  MR. FLOWERS: Right.

                  And then the second question I just had, I wanted to flush out a little bit of the due diligence. If you could talk a little bit about your look at the IT systems and how they fit with UPS's technology infrastructure, and how you've looked at it from a due diligence standpoint. Because, obviously, systems are a key part of any forwarding operation.

                  THE SPEAKER: Just a quick comment from me, Scott, that, you know, we did extensive due diligence, you know, on Fritz.


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Lynn can attest to that. Through the last several weeks we did a both operational and extensive financial due diligence.

                  The IT question, I'll let Dave Abney respond to that because he was right there.

                  MR. ABNEY: Yes. IT capability was pretty high on our list as you would imagine when we started due diligence.

                  We had a team of people that do not only site visits, but data center visits. And actually be able to view the system from a customer standpoint, which is what it's all about. And compared it to what we felt was necessary in order to be a leader in this business.

                  We also looked at compatibility between our systems and the systems at Fritz. We looked at opportunities for synergies that would be between the systems. We looked at the compatibility with the people and the skills.

                  And we found that with the roll out of the new GBS system that we were very, very pleased. The capabilities were really more advanced than we were expecting. And the implementation roll out was more advanced than we were expecting. So it was a very positive point for us.

                  MR. FLOWER: Great. Thank you very much.

                  THE OPERATOR: Our next question comes from James Valentine with Morgan Stanley.

                  Go ahead, please.

                  MR. VALENTINE: Yes, I have a question or two here.


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                  First, I think it's pretty clear, at least it seems to be from your explanation of the slides that this is really more of an add on to your logistics offering as opposed to trying to go out and do some cross marketing with all of your corporate package accounts and start doing all of their freight forwarding business. Is that a fair characterization?

                  MR. PYNE: Jim, this is Joe Pyne. How are you?

                  MR. VALENTINE: I'm good. Thanks, Joe.

                  MR. PYNE: Jim, I think that the real value here is that we don't see it exactly that way. We see an opportunity, obviously, from our logistics point of view, because that's a growing portion of our business. However, based on the research that we've done over the last six or seven years, there's a demand from the other segments of our business for these types of products that we weren't bringing to them. So they would like for us to bring it to them.

                  So we see value coming from both sides of the house on this offering on a global basis. Not just here in the U.S., but around the world. Because we've been getting these requests from customers and we just haven't been able to fill them.

                  MR. VALENTINE: Well, it just seems that if UPS throws its, you know, gigantic weight behind freight forwarding, that you're going to go generate -- with all of your corporate accounts, you're going to generate more than $300 million of synergist revenue. And so I'm just trying to understand.

                  Maybe it's just more of a step function. You want to first, you know, walk and then run.


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                  MR. PYNE: I think we want to make sure we're servicing the customers the right way, that we're not over committing, that we're meeting their expectations. But we see great potential.

                  MR. VALENTINE: Great. Can we pretty much assume now that the freight forwarding piece of the puzzle now has been fulfilled, or do you think that there is very possible or likely that sometime in the next year or two they come out and fill another piece of the freight forwarding puzzle?

                  MR. PYNE: Jim, we're always looking for opportunities, but right now we're going to concentrate on getting this to the market, satisfying the customers, make sure that everyone is happy internally, and our customers. But we're always looking for new opportunities. As they present themselves, we'll look at them.

                  MR. VALENTINE: Great. Thanks much, Joe. I appreciate it.

                  THE OPERATOR: We have a question from Steve Renery with Wasserstein Peralis.

                  Please go ahead.

                  Mr. Renery, your line is open for your question. Please go ahead, sir.

                  MR. RENERY: Sorry about that.

                  Good afternoon and congratulations to everyone.

                  Just a couple questions. Can you tell me what has been done to incentivize the key employees to remain?


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                  And in addition, since you mentioned that this is going to be held at a separate company within non-package, can you talk about a time line that you have in your mind with respect to the integration of salespeople and IT, and sort of how that rolls out over time. Thank you.

                  MR. FRITZ: Yes, this is Lynn Fritz. Let me discuss a little bit about the people. And I think David can talk to you a little bit more about the integration and the steps and the timing on that. We took a very large consensus of our key people throughout the world prior to this agreement. It was noted before that there was due diligence. I can only add there was more due diligence than I have ever actually experienced.

                  We made 50-some odd acquisitions ourselves. And this is possibly more due diligence than all of those combined. And I allude to that, one, because of the seriousness that we had and the optimism we had to make this combination, to allow that kind of diligence prior to any agreement, one.

                  And B, also, to get really an opportunity to see that the compatibility of the UPS organizations with our key management around the world on a whole variety of different levels. We go into this in a very, very sound fashion and a very agreeable fashion.

                  I might add, really, in a very excited, you know, fashion. I think I can speak for the employees and the management of Fritz in great definition on that.

                  MR. RENERY: Well, have contracts been signed, or not?

                  MR. FRITZ: Contracts?


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                  MR. RENERY: With key employees. Have they been signed or you just kind of took their pulse and they said, you know what guys, we think this is great? It's a great deal and we'll probably stay?

                  THE SPEAKER: Yes. At this point, Steve, there are no specific employment contracts, but we feel that the opportunities inherent in this will be such that Fritz employees will see this as a great opportunity.

                  I'd like to have Dave, if we could, talk a little bit about the integration plan since that was the other piece of your question.

                  MR. RENERY: Great. Thanks.

                  MR. ABNEY: Obviously, we see this as a good opportunity. And by keeping the customer in mind, we have an aggressive plan. We have implementation teams already in place to address operational and the other issues that we know have to be addressed.

                  The IT part of this, the main interest would be in continuing the implementation of the GBS global systems. And we will have people involved with the people that are doing that at this time at Fritz.

                  MR. PYNE: This is Joe Pyne.

                  I think the third portion of your question dealt with, would we use UPS salespeople to help grow this business. And, obviously, the answer to that is yes. We would leverage the relationship we have with our present customers to identify their needs. And when those needs are


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identified and Fritz could be the possible answer, we would, obviously, bring that solution to the table for them.

                  MR. RENERY: And when would you anticipate starting training for these UPS employees, these cross sales teams?

                  MR. PYNE: I would think within the next two to three months that we will have our national account and our strategic account people fully aware of the offerings and the benefits, the services and benefits that Fritz can bring.

                  Our plan is to get some of our top salespeople to meet with Lynn and his top people, to sit down and discuss common customers that we deal with today, and how we can offer a broader portfolio of solutions to help them run their business more efficiently.

                  MR. RENERY: Great. Thank you very much.

                  THE OPERATOR: We'll now go to Helaine Becker with Buckingham Research Group.

                  Go ahead, please.

                  MS. BECKER: Thank you very much, operator. Good afternoon, gentlemen.

                  First of all, Lynn, congratulations on this transaction.

                  MR. FRITZ: Thanks, Elaine.

                  MS. BECKER: Second, I think FedEx has been a big customer of yours. Will this in any way change, will UPS continue to provide this service or will you be -- I'm not quite clear. Will Fritz be operating some businesses separately?

                  Could you just go through that for me?


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                  MR. FRITZ: Yes, Elaine. Yes, FedEx is, of course, a large
custom brokerage customer of Fritz. It's run as a very independent, stand-alone unit of the organization, as you know.

                  And it is the intention, I think, of UPS and FedEx to organize an agreeable solution to satisfy, you know, both parties so FedEx can be served with great continuity.

                  THE SPEAKER: Great. I'd like to have Scott comment also if he could on the valuation impact of that.

                  MR. DAVIS: Okay. Yes, Helaine, we looked at the FedEx piece of the business and presumed that it would not be a continuing part of the business relationship after the UPS acquisition. So our valuations have that into effect.

                  MS. BECKER: Okay. Okay. And have you had conversations with FedEx about them needing to rely on their own?

                  THE SPEAKER: I guess I can answer that question that, you know, our CEO has talked to Fred Smith and given him advanced notification of this this morning.

                  MS. BECKER: Okay. And I don't suppose you want to comment on their transaction with the Postal Service.

                  THE SPEAKER: We don't have a comment on that.

                  MS. BECKER: Okay. Thanks. Thanks very much.

                  Again, Lynn, congratulations.

                  MR. FRITZ: Thanks, Helaine.

                           THE OPERATOR: We'll take our next question from
William Risen with Wellington Management.


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                  Please, go ahead.

                  MR. RISEN: Yes. I have great respect for Lynn. And I think you guys have made a smart purchase here.

                  I have some more questions on the systems. Someone from the company came through our offices, I guess about two months ago. It wasn't Lynn. We spent a lot of time on the systems. And during that meeting, the person who was here made it clear that he didn't expect to see any tangible turnaround on the systems side for another couple of quarters.

                  So could you maybe talk about the main systems that are at Fritz and which ones you think are already good to go and which ones you think you ought to modify or replace with our your own, please.

                  THE SPEAKER: As I think they probably mentioned the day they were there, and Dave mentioned in his remarks, as well, we're in the roll out mode of the key system which is the GBS system. This is a worldwide system, you know, with a common database. We put an extraordinary amount of time, money and effort into this system that's rolling out.

                  I think the remarks of the Fritz management were they were finishing up Asia and Europe. USA will be next. There is a schedule. I don't want to be responsible to tell you exactly what it is, you know, at the moment. But that is the key systems ingredient that is really the backbone or will be really the backbone of our worldwide forwarding type of organization.

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                  MR. RISEN: And I guess there's also brokerage. Does that solve this problem or is that a whole different issue?

                  THE SPEAKER: We have other systems that we're also adopting for brokerage for scalability of our brokerage operation, as well. That has its own schedule. And it should probably be alluded to in a different call. But that is in addition really, United States to the GBS systems roll out.

                  MR. RISEN: Okay. Thank you.

                  THE SPEAKER: Sure.

                  THE OPERATOR: You have a question from Gary Ablov with First Boston. Please, go ahead.

                  MR. ABLOV: Yes, thank you.

                  Could we go back and talk about the revenue growth synergies and maybe get a little bit more specifics as relates to the three core business categories in Fritz and how you think that might play out.

                  MR. KUEHN: Yes, Gary. This is Kurt Kuehn.

                  We do see clearly opportunities and as we said for at least 500 hundred million in incremental revenues. We're not at the point of splitting those up specifically by opportunities.

                  We have looked at revenue opportunities from the UPS customers to Fritz, revenue opportunities. We have the logistics group to add to the small package. And feel that those are conservative estimates of incremental revenues.

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                  There's just (inaudible) across many points; air cargo,
central capital core. Many, many opportunities for us to leverage these relationships.

                  MR. ABLOV: So let me just clarify. The 500 hundred million doesn't specifically relate to freight forwarding revenue on top of the base of what Fritz is? That relates to an added 500 throughout different products through all of UPS?

                  MR. KUEHN: Yes, that's true.

                  MR. ABLOV: Okay. The follow_up question, if I could, going back to the investor conference of a couple of months ago, I think it was discussed maybe briefly in one of the demonstration rooms, talking about things you were working on within the industry. Similar technology type things, smart cards and whatnot to make the customs broker side of the industry a bit less painful moving products through the system faster. Are there any comments you could give us on that score? And clearly with the acquisition there's more leverage for that. Could you give us as a sense as to what the opportunities might be now in your company that you can have success in that certain area?

                  THE SPEAKER: Well, okay, Gary. I'll have Joe Pyne give you a few comments on that.

                  MR. PYNE: Gary, we've been looking at the brokerage opportunities. A lot of areas it's been the hindrance to business because of the complexity of brokerage. We've been trying to automate that system. We've been trying to work with governments around the world


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to enhance that system, move that process, move that electronically faster by getting that data uploaded to us first and moving ahead so we could keep the packages moving.

                  I think Lynn and his people are changing the same division. And to a certain extent he has moved out of, we're walking down similar paths with the landing cross information and things like that that customers are needing to expand their business globally, but they don't have your expertise internally, especially small to medium customers. Even the large customers are looking for these types of solutions.

                  Lynn is actually talking, coincidentally, to the same vendors we're talking to about providing those solutions. So we think that we're both on the same path here. And we've got a little bit of way to go, but we think we're in a very good position to meet the needs of our large and small to medium customers as far as speeding up that process and making it easier to understand and easier to do, the brokerage operations, which many people find confusing and complicated.

                  MR. FRITZ: I'd like to add -- this is Lynn Fritz -- if I may, we have put in an incredible amount of years. We started out as a customs broker, for those of you on the phone that don't know. I mean, it's been a core element of ours from the very outset of our organization. We work within the courier element as well as in the general heavy freight. And this is on a worldwide basis. This is not, you know, just in the United States.

                  And I'm very confident that the combination of our ability and experiences with the freight work of UPS does, indeed, create a best of both worlds scenario from my point of view.

                  MR. ABLOV: Okay. Thank you.

                  THE OPERATOR: We have a question from Jeff Cooley with Essex Investment Management. Please, go ahead.

                  MR. COOLEY: Hello, gentlemen. I just have a question. Is there anything about the deal that prevents UPS from buying back stock either before or after the deal is closed?

                  MR. DAVIS: Correct. This is Scott Davis. There are issues, certainly when proxy filing are out, you know, you are forced to stay out of the market. There will be an approximate 30_day period at the time the proxies are mailed to the shareholders that we'll be prevented from being in the market.

                  MR. COOLEY: Thank you.

                  THE OPERATOR: We'll take our next question from Jordan Alegor with Goldman Sacks. Go ahead, please.

                  MR. ALEGOR: Yes. Good afternoon, guys.

                  The question is, you mentioned something you'd like to do on the cost side to get to the 20 million a year type of run rate. Can you, perhaps, on the UPS side indicate some of the things you may want to tackle sort of first from a priority standpoint on the Fritz side? Thanks.

                  THE SPEAKER: Okay. Dave wants to handle that.

                  MR. ABNEY: Okay. Obviously, one of the first things we'd want to look at is where we have favorable UPS purchasing power for our scale and size that would allow us to take advantage of that.

                  Also, from the utilization of excess capacity where we can fill excess capacity with UPS customers, that's another quick synergy that we think. And that would also take care of economy of scales that improve productivity in those areas.

                  MR. ALEGOR: Thank you.

                  THE OPERATOR: Our next question comes from Ed Wolf with Bear Stearns.

                  Go ahead, please.

                  MR. WOLF: Yes. Hi, everybody.

                  THE SPEAKER: How you doing?

                  MR. WOLF: Good. And congratulations, particularly, Lynn. Scott, are there any collars or breakup fees associated with the deal?

                  MR. DAVIS: There are no collars, Ed, on the deal. There is a breakup fee, roughly three percent of the value of the transaction.

                  MR. WOLF: And it's a mutual breakup fee or just one way?

                  MR. DAVIS: One way. But we feel we have strong deal protection built into this transaction.

                  MR. WOLF: Okay. Why, may I ask, is this being set up as a pooling -- as a purchase and not a pooling as an all-stock deal?

                  MR. DAVIS: Well, I think we still have some problems with tainted stock from the IPO days. And we have two classes of stock, A and B, which actually prevents us from doing that, doing a pool at this point in time.

                  MR. WOLF: Okay. In terms of management retention, can you give us a sense if it's known right now what Lynn's role is going forward? Graeme Napier, who's the sort of president and COO of Fritz and Gene Witzikowski who's their CIO.

                  THE SPEAKER: Yes. Right now we're relying heavily on Lynn and his people to keep the business running, make sure the people are comfortable throughout the orientation. To help us improve the relationships and enhance the relationships with customers.

                  Dave Abney is going to be our integration manager and run this business. Dave has a tremendous amount of experience in this because 1995 when we purchased Sonic, Dave was the person we put out there along with just a handful of people, which is our plan right now, just to put a handful of people out there to work with the customers, work with the employees and to grow that business.

                  And Dave has done that very successfully. He's been working with Lynn and his people over the last several weeks and has a good working relationship with them. We've gotten to know them. We value their expertise in the marketplace. We value their knowledge of customers and how they go about solving those problems.

                  So as Dave mentioned in his presentation, along with the strength that we bring to this and the core strength that Fritz has, we think we're going to bring a better offering to the customer.

                  But Lynn surveyed most of his employees at the higher level and came back with extremely positive comments and results. So we're pretty optimistic that we've got everybody looking forward and focusing on meeting customer needs and growing this business.

                  MR. WOLF: I might add the chat rooms are very favorable so far, Jim.

                  Can I follow-up and just get a sense, a lot of people have shown concerns on this call about integration of the technology side. Is that going to be a function that UPS is going to lead or are you going to continue to allow Fritz's IT team to sort of finish what they started two and a half years ago?

                  THE SPEAKER: Well, right now we're basically set. We're going to run -- we're going to let Fritz run by itself. We're going to put a couple people out there.

                  Obviously, our IT people and their IT people will be in close communications to see where we can save additional dollars and where we can use maybe purchases or software or solutions that we've already got in place to help them or expand.

                  But if we go in on a plan on pulling in the reigns and stopping what we're doing, we think the package that they have, as Dave mentioned, is best of class in this industry.

                  They're rolling out now. From our experience, that's not an easy thing to do, because we've rolled out a lot of big systems ourselves. They seem to be well ahead of us, well ahead of our expectations on how they're handling this on a global basis.

                  And maybe I could ask Dave maybe to make a couple of additional comments on that.

                  MR. ABNEY: Right. Ed, one of the people you mentioned, Gene, is -- we've been very impressed with him. We certainly see him as being very important in this development area.

                  So our plan is to help him with resources and with expertise where he needs it. And then basically not to get in his way. Because we think he really has a good plan. And we're very happy with the performance with what they're doing so far.

                  Also, the other guys that you mentioned, Graeme Napier, we see him as playing a very key role, too. I talked to him over the last few weeks. And we have all the confidence in the world in Graeme. We will assist him, but we expect him to continue his job as he's doing so today.

                  MR. WOLF: Well, that's comforting to hear on both sides.

                  Clearly, over a long period of time Fritz has rolled up a lot of companies. And systems have not all communicated and systems have not -- you know, and various pieces of the puzzle haven't all been up to the same speed.

                  In doing your due diligence, are there some ends of this puzzle that going into it you know you're just going to cut off? Has your due diligence pointed to anything where there's businesses you just want to get out of, parts of Fritz and parts of different countries or something?

                  THE SPEAKER: Right now we haven't seen any of that. We see areas that we could bring our skills to make a little bit stronger. But we don't see any products or services that we're planning on exiting from the marketplace at this point.

                  As a matter of fact, we think between the two of us we may be able to come out with additional products and services for customers. But we don't plan to pull back on any of the products where they're meeting customer needs right now.

                  MR. WOLF: Okay. Thanks, everybody. Really appreciate it.

                  THE OPERATOR: We have a question from Greg Birds with Lazzard. Please go ahead.

                  MR. BIRDS: Hi, guys. Congratulations, Lynn.

                  MR. FRITZ: Thanks, Greg.

                  MR. BIRDS: A couple of questions. I guess I wanted to focus on the issue of margins. And just doing some math, putting in the 20 million of cost savings into the current financials of Fritz would get you to eight and a half percent margins on net revenue. About half the industry average.

                  And, you know, over the past four years, you know, Fritz has been unable to crack double digit margins. And, again, using your cost numbers, you don't seem to be projecting that going forward.

                   My question is, do you think you can get to double digit margins on net revenue? And then, two, what do you have to do to get there? And then three, what has (inaudible) management not been doing so that Fritz has been unable to get to those double digit margins in the past four years?

                  THE SPEAKER: Well, thanks, Greg. That's a couple of long questions, I guess.

                  Clearly, the financial evaluations show that this deal will create significant value for UPS. I'll let Dave talk about the synergies a little bit. But those are the direct ones we see. And I think they'll see also a lot of room for additional efficiencies and integration as we scale this business and provide practices in them.

                  Dave, why don't you go ahead.

                  MR. ABNEY: Well, one thing we don't want to forget is something that's affected the margins and affected the productivity has been implementation of this new system. It has been the various systems with all the acquisitions that they have made. So we believe that there's improvement, significant improvement by implementing these new systems.

                  As a second, we believe that the synergies between taking our strength and taking the strengths of the Fritz people, the scalability of the utilizing excess space, we do think there's some serious opportunities for improving productivity and reducing costs.

                   MR. BIRDS: One follow_up question. Is there any risk that the airlines, that the airlines may be less willing to give the kind of favorable rates to Fritz if they view, perhaps, UPS as a competitor in terms of selling some capacity? Is there any risk that there may be a perceived conflict in (inaudible) substantial air assets, also trying to buy third_party air capacity?

                  THE SPEAKER: Well, Joe can handle that question.

                  MR. PYNE: We don't see that risk. We purchase planes for UPS that fly small package. That's our primary objective. We have some relationships with forwarders who are moving our planes and we plan to keep those relationships.

                  Lynn has done an excellent job and has tremendous relationships with the airline. And probably has better buying leverage than we do with the airlines that they did mention. So we plan on using that to move this more favorably for a combined entity.

                  So we don't see that as being a risk at all moving forward.

                  MR. BIRDS: Great.

                  THE SPEAKER: Also, we have good relationships with the airlines for Sonic Air, which we were a big customer and been in the airlines. We believe what Fritz is doing and with our relationships, that that will not be a problem.

                  THE SPEAKER: We do think that in about a three year time frame we will be, you know, at the middle or about the middle of the margins in this business with the rest of the industry.

                  MS. BIRDS: I mean, if I'm reading you correctly sort of between the lines, my guess is the 20 million you threw out there is probably a conservative number. And my guess is also it's probably concentrated in IT. Is that a fair assumption?

                  THE SPEAKER: That's a fair assumption. I think it's conservative. Again, as David had said, there's a fair amount of productivity improvements that we think we can bring to the equation that we really didn't call synergies. So that's in addition to the synergies.

                  MR. BIRDS: All right. Thanks a lot, guys.

                  THE OPERATOR: We'll take our next question from Donald Broughton with AG Edwards. Go ahead, please.

                  Mr. Broughton, your line is open for a question. Please go ahead, sir.

                  We'll continue with Alex. Brown / BT Capital Markets.

                  Please, go ahead.

                  MR. BROWN: Thanks.

                  Lynn, I wanted to ask you a question about the timing of this transaction. The gentlemen from UPS have commented how excellent GBS is and it's, you know, just about to sort of be fully implemented. They're going to help push that. Can you comment on the timing of this sale? Is there something that particularly attracted you to selling the company now?

                  MR. FRITZ: It's a good question. We're a very fully invested company. And everything that we've done is for the long_term.

It wasn't for the short term, as you know very well in covering the company.

                  But when we evaluated really where the industry is going and really what is the best possible thing that we could do for our customers going forward on the immediate, midterm and long_term factor, the combination with UPS was so compelling that we chose to make the transaction now as opposed to really allowing the investment to web its own way out for our own margins and growth.

                  I mentioned before that I think certainly as far as the international logistics, you know, international broad supply chain factors are the combination of somebody that has, again, the assets, the infrastructure, the lift and the flexibility of human resources to maintain the dynamics going forward with outsourcing. And the growth and the dynamics of the industry will win this game. And I wanted to put Fritz squarely in the best possible ability long run to do it.

                  The opportunity happened to allow itself now, and I chose to go for that particular reason.

                  MR. BROWN: Okay. And I have a question from the UPS perspective. Obviously, Fritz has been a company in the process of a turn around, of sort of what's become a lengthy turn around.

                  Does UPS view Fritz as a company that needs to be, that needs to be turned around and that that turnaround should be completed? And are you willing to comment at this point on any steps that you think might need to be taken to finish the turnaround progress?

                  THE SPEAKER: Yes. Let me address that. I think we all have our strengths and weaknesses.

                  When we did the due diligence, we lined up with what we thought our strengths were and what we thought Fritz's strengths were. And we thought that the two of us working together could quickly fix those wherever they were and move to the marketplace to solve more problems.

                  So, obviously, Lynn has spent a lot of time and effort, and his people, in working on this technology. And we've been down that road. We realize that getting that technology in place and getting it working is not an easy task. And sometimes it takes focus off of some other things. But once you have that, once you can offer that technology solution to a customer, it elevates you higher in that customer's business to enable to give them more solutions, provide them more answers to help them better run their business.

                  And we thought that how far they were, it was a great fit to bring our two customer bases together knowing that he was well ahead of where we thought he was on that technology implementation.

                  MR. BROWN: Okay. Thank you very much.

                  THE OPERATOR: We'll go again to Donald Broughton with AG Edwards.

                  Please, go ahead.

                  MR. BROUGHTON: Thank you, Operator.

                  THE SPEAKER: Don, welcome.

                  MR. BROUGHTON: Thank you. Congratulations, gentlemen, on your transaction.

                  Two things. Can you shed some light on the rationale for using stock versus stock and cash or for that matter cash only?

                  MR. DAVIS: This is Scott Davis. Probably Lynn could answer that from his side, but I think there's -- you know, this is, I guess, a good situation since we went public to have a currency that the transaction may not have been done just with cash. Because the seller of the business at this point in time was looking for a stock transaction. Had we been a private stock a year and a half ago, it might not have happened. So this was a good example.

                  This was certainly what the seller chose.

                  Lynn, comment?

                  MR. FRITZ: Yes. I mean, my comment would be, I'm sure, obvious, you know, to you. This was -- and by the way, I feel that strongly to all our shareholders. Realistically, I think the currency of the UPS company and its ability to drive forward as a currency for me, my family and a few generations of the rest of our shareholders is absolutely excellent. So it wasn't just tax advantaged implications on this, but really a very distinct optimism and belief that this combination, as well, was, obviously -- UPS in its own form is the best possible solution to the sale of the companies.

                  MR. BROUGHTON: Sure. Sure. Although, I guess, Lynn, if you had known how well you'd guess this offering was going to go, you would have been happy to take the stock prior to the offering.

                  Can you give me some insight into, Lynn, what your role is going to be from an operational standpoint on an ongoing basis here?

                  MR. FRITZ: My commitment is to see that the transaction and the transition goes absolutely to the highest degree.

                  My real constituency are the customers and the employees. That's really what I want to do as this thing goes on.

                  I'm here in Atlanta realistically to put more phones and method, you know, distinction really and exactly what and how that should be done. You know, we'll probably have a little better, clearer idea in another month or so.

                  MR. BROUGHTON: But on an ongoing basis, your role and your formal will be.

                  MR. FRITZ: It would be difficult to give you a clear answer on that. My commitment is to see to my employees and my customers that this organization and the UPS organization, you know, create the best worldwide organization in the world. And I'll stay here in whatever capacity there is to see to that end. I guess that's the best way I can answer your question.

                  MR. PYNE: Yes. This is Joe Pyne.

                  We've got this integration team that's going to be working with Lynn. But Lynn has his heart behind this thing just like we do. And we're planning on using Lynn as an advisor as long as necessary, just like he said, to get this right.

                  And right now I look across the table at Lynn and he's a pretty big shareholder in UPS. So he wants to make this thing work because we want to make it work. So we're going to use Lynn as long as necessary to make sure that all his customers and our customers are comfortable, the employee base fully understands the direction and the opportunity that's out there, and we get all the systems and issues that he's been working and dedicating a lot of his time to put to bed.

                  MR. BROUGHTON: You said earlier that FedEx, obviously, is a large customs brokerage customer for you. Can you quantify on an annualized basis what that run rate was?

                  MR. FRITZ: I couldn't tell you off the top of my hand -- off the top of my head, excuse me. I'd really refer to our own statements on that. I think we've made a fair amount of announcements on that aspect, that issue.

                  MR. BROUGHTON: Fair enough. Again, congratulations, gentlemen.

                  MR. FRITZ: Thank you very much.

                  THE OPERATOR: Our next question comes from Steve Jacobs with US Bank Corp Piper Jaffery.

                  Please go ahead.

                  MR. JACOBS: Good afternoon. And thank you for taking my question.

                  I'm having a little bit of a difficult time. Fritz through the last couple of quarters has had a difficult time in growing top line revenues. A combination of several things, the Dallas hub, a change in account receivable activities.

                  I'm having a difficult time or maybe you could help me understand, you know, what it is that UPS brings to the table that will address those areas, number one.

                  And number two, you know, what is it that a customer of Fritz with regard to international freight forwarding operations, what is there that would make them a logical customer of UPS and vice versa?

                  THE SPEAKER: Well, one, I think that why a customer of Fritz would be allowed to be a customer of UPS -- we have over two million customers. And many of them are the same.

                  If they're in the business of moving the goods, they're moving large goods and small goods and multiple loads. And one of the things they're looking at is, how do I do this better? How do I get visibility for the move of my goods? How do I know where it's at? Timing? How do I reduce the time that its in transit based on the value of the goods and what I'm willing to pay to move it?

                  That's why the portfolio that Lynn brings, which is very balanced with ocean, ground and air, are all (inaudible) to go to the average brokerage, we see as a critical component in building out our supply chain capabilities. So that's a natural fit. We're dealing with the same customers.

                  Many of these customers, if there's a UPS truck at that dock and there's Fritz, with an arrangement with Fritz to pick up other packages. So we're servicing the same customer.

                  Some of those small packages may move over to the UPS vehicle. Some of the other opportunities, because they trust us as a brand and the convenience, the common technology, the run bill, the integrated system will enable them to do business more efficiently. Now, those are some of the things that we bring to the customers.

                  On an international basis, it's no different. Customers have the same demands, needs and challenges they do here in the U.S. And we're just kind of offering them a broader solution as they move faster and faster to copy the supply chain and distribution mechanisms that we have here in the United States.

                  We think this gives us the leg up with our full portfolio services that we have in Europe and other parts of the world. We're just adding additional capabilities to meet customer needs with Fritz technology on a global basis.

                  MR. JACOBS: Well, maybe I'm asking for too much specificity here and it's truly in the ball game. But if I'm a UPS customer right now and I'm also using a competitor of Fritz for my international freight forwarding, how are you going to incentivize me to switch my business, assuming I'm satisfied with the service I already have for my current freight forwarder?

                  THE SPEAKER: If you're a satisfied customer with your current freight forwarder, that's a hard person to switch, because we're not going to play a price game. We're all about bringing value to the customer.

                  But there are people that right now, that they use very, very many carriers and are very fragmented. We can offer compelling solutions that you can save money internally. And with bundled pricing of products, we could bring more value to you with one provider, one source of accountability to make your life a little bit easier and to better service your customers.

                  That's a pretty compelling sales pitch for people who are trying to manage multiple carriers on a global basis.

                  MR. JACOBS: So your position will be a one_stop solution then to all of my freight needs?

                  THE SPEAKER: We want to fulfill your needs and your order cycles. You're a small customer in business, we want to fulfill your needs on supply chain whether it's through our logistics, our capital core, our freight capabilities, our ground capabilities, our technology or our consulting capabilities.

                  MR. JACOBS: Due to some of the problems that I mentioned before with regard to Fritz's operations, the Dallas hub and the account receivable program they lost some customers. And it forced Fritz last quarter to switch from penetrating their current customers to going after new customers.

                  Have you had a chance to strategize in terms of, you know, exactly, you know, what you can do specifically from the UPS side to help them go after new customers.

                  THE SPEAKER: From the accounts receivable side, Steve, that's an issue that I think UPS brings an awful lot of expertise. We're, you know, from a cash management and collection standpoint, I don't know if there's anybody better at it.

                  We certainly got behind the problems, the issues out there in direct bill. We can help bring some expertise and help solve those.

                  THE SPEAKER: I'd like to add, too, you know, just regarding the comments on the last quarter, it wasn't one to be exclusive of the other. We announced that we'd continue our focus to drive our business with existing clients. That has not changed. We indicated that in addition to that, that we are going to push, and have begun that process on a global basis.

                  So that's just to clarify that point because I think that I found that was misunderstood.

                  THE SPEAKER: I think, Dave, you had a comment, also.

                  MR. DAVIS: Yes. Plus, we see many opportunities between the various parts of UPS, whether it be logistics or capital core business that we'll be able to generate to Fritz and then, of course, Fritz will certainly be able to generate some leads for our core business and our logistics capabilities, too.

                  THE SPEAKER: I think the offer that we bring to a customer imagining a global supply chain, isn't matched by anybody in the marketplace with the services that we're in a position to bring right now with capital core, with logistics, with relogistics, with our core transportation, and now with the additional services and features that we've been able to, we bring to our customers through the acquisition of Fritz.

                  THE OPERATOR: Due to time constraints, I believe we have time for one more question. And we'll go to Tom Van Bustherd with Silverado Capital Management.

                  Please, go ahead.

                  MR. VAN BUSTHERD: I actually have no questions at this time. Thanks.

                  MR. KUEHN: At least the last one was easy.

                  THE OPERATOR: Well, gentlemen, I'll turn the call back over to you for any closing or additional remarks.

                  MR. KUEHN: Okay. Thank you. This is Kurt.

                  Well, we appreciate your time today. Clearly, there's some hard work we have to do on both sides, but I think both UPS and the Fritz team are confident. But there are tremendous synergies and complimentary skills.

                  As Scott said, we looked very carefully at this acquisition, both from an operational and an accounting sense. We know there's work to do, but we think that the combination of the two entities creates far more value than the two entities separate.

                  This is a continuation and a demonstration of UPS's strategy of participation in the broadest sense in the global supply chain. It should seem a natural fit for those of you that have heard our strategies in the past.

                  We're adding even a broader portfolio of service allowing us to help customers manage their challenges in the 21st century in distribution and supply chain needs. This gives us new venues and new modes and broader geographic coverage than ever.

                  We clearly have operational challenges. There'll be some issues to really extract the excellence and the synergies, but we see this as a solid move and a great step in fulfilling our mission of extending our role and the role of goods, information and funds.

                  Thank you for your participation today and we look forward to talking to you in the future.

                  THE OPERATOR: Thank you. That concludes today's conference call. We appreciate your participation and you may now disconnect.

                  (Whereupon, the conference call was concluded.)

                  .Except for historical information, the statements contained herein constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements regarding the intent, belief or current expectations of UPS and its management regarding the company's strategic directions, prospects and future results, as well as statements relating to regulatory approvals required in connection with the proposed transaction, the prospects and financial condition of the combined operations of UPS and Fritz, the ability of the parties to successfully consummate the transaction and integrate the operations of the combined enterprises and other statements relating to future events and financial performance. Such forward-looking statements involve certain risks and uncertainties. Important factors may cause actual results to differ materially from those contained in forward-looking statements. These include the failure of the proposed transaction to be completed for any reason, the competitive environment in which UPS operates, economic and other conditions in the markets in which UPS operates, strikes, work stoppages and slowdowns, governmental regulation, increases in aviation and motor fuel prices, cyclical and seasonal fluctuations in operating results and other risks discussed in filings that UPS has made with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended December 31, 1999, which discussions are incorporated herein by reference.

UPS and Fritz will be filing a joint proxy statement/ prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, AND WE URGE INVESTORS TO READ THEM. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. PLEASE READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.